

November 4, 2014

Via E-mail
Mr. Edward R. Rosenfeld
Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

     Re: Steven Madden, Ltd.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 27, 2014
              File No. 000-23702

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1.   We note from the website of Landmark Group that it carries your footwear brand and that it operates in Sudan. We also are aware of news reports indicating that Landmark Group may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Landmark Group or any other party has distributed or sold your products in Sudan and Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22
Results of Operations, page 24

2.   We note in your Proxy Statement filed on April 10, 2014 that the annual performance-
        based cash bonuses for certain of your Named Executive Officers are tied to the
        Company's EBITDA and EBIT. Please confirm that you will identify and discuss key
        performance indicators in future filings or explain to us why you believe that such
        disclosure is not required. Refer to Section III of SEC Release 33-8350.

Liquidity and Capital Resources, page 27

3.   We note on page F-25 that your fiscal 2013 foreign income before income taxes was 40%
        of your total income before income taxes, and that the percentage of your foreign income
        has been increasing over the past three years. We further note on page F-27 that you had
        approximately $42.8 million of indefinitely reinvested earnings of foreign subsidiaries as
        of December 31, 2013. If these foreign earnings are repatriated, they may be subject to
        U.S. income taxes and foreign withholding taxes. To the extent you have cash and cash
        equivalents and short term investments held by foreign subsidiaries, please tell us and
        provide draft disclosure to be included in future filings of the amount of foreign cash and
        cash equivalents and short-term investments, and the potential income tax consequences
        of repatriating your undistributed earnings for which you have not already recorded a
        deferred tax liability. To the extent you do not intend to repatriate funds, please state this
        assertion in your disclosure. Refer to Item 303(a)(1) of Regulation S-K and Section IV of
        SEC Release 33-8350.

Notes to Consolidated Financial Statements, page F-8
Note A – Summary of Significant Accounting Policies, page F-8
[13] Revenue Recognition, page F-10

4.   Please tell us whether your wholesale customers have the right to return goods and, if so,
        confirm to us that you record an estimate for anticipated returns when sales are recorded.
        Also confirm to us that you will revise your revenue recognition disclosure in future
        filings to clarify your wholesale customers' return rights and your policy for estimating
        returns on wholesale sales; and provide us with your draft disclosure in your response
        letter.

Note O – Commitments, Contingencies and Other, page F-27
[7] Valuation and qualifying accounts, page F-32

5.   We note that you combine your separate allowance accounts and also only present the net reductions or increases for each year presented. For the three fiscal years presented, please separately provide us with the total additions, total deductions and balances for your allowance for doubtful accounts and your other accounts receivable allowances, including: chargebacks, discounts, markdowns and returns, as applicable. Please tell us why you have not provided a disaggregated presentation of the activity within the allowance accounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining